FRANKLIN TEMPLETON INVESTMENTS
                              ONE FRANKLIN PARKWAY
                            SAN MATEO, CA 94403-1906




December 12, 2007


Filed Via EDGAR (CIK # 0000872625)
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

                Re:     FRANKLIN STRATEGIC SERIES ("Registrant")
                        Franklin Focused Core Equity Fund
                        File Nos. 033-39088 & 811-06243

Ladies/Gentlemen:

In response to comments received on our filing of Post-Effective Amendment No. 52 under the Securities Act of 1933, as amended, and Amendment No. 54 under the Investment Company Act of 1940, as amended, to the Registrant's Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on September 28, 2007, we provide the following acknowledgements to the Commission:

o Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;
o Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
o Registrant may not assert Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff as a defense in any proceeding initiated by the SEC.

Please direct any inquiries regarding this filing to the undersigned at (650) 312-5824.

Sincerely yours,


/s/ David P. Goss
David P. Goss
Senior Associate General Counsel